

August 18, 2010

By U.S. Mail and Facsimile to: (952) 475-7975

Thomas F. Jasper
Executive Vice President and Chief Financial Officer
TCF Financial Corporation
200 Lake Street East, Mail Code EX0-03-A
Wayzata, Minnesota 55391-1693

> **Re:** **TCF Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-10253**

Dear Mr. Jasper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Financial Condition Analysis
Loans and Leases
Retail Lending, page 28

1. Please revise your future filings to disclose whether you evaluate updated FICO scores as a part of your credit risk monitoring process. If so, please provide the average updated FICO scores in addition to the average FICO scores at origination.

Loan Modifications, page 37

2.   In light of your policy of no longer carrying delinquent loans as such subsequent to the modification, please revise your future filings to disclose how you consider redefault rates on modified loans in your determination of the allowance for loan losses. Clearly quantify the amount of loans modified during the year that were delinquent at time of modification where you immediately reclassified their status to accrual and performing. Please clarify whether this policy causes any delay in the recognition of a loss due to the re-aging of the loan upon modification and if so, disclose how you consider that fact when concluding that your allowance for loan losses is appropriate.

3.   Please revise your future filings to provide the following information related to your modified loans:

   a.   disclose the types of concessions made by type and provide quantification of the balance of loans modified by type of concession, if possible;

   b.   clearly identify which of your loan modifications you consider to be troubled debt restructurings (TDRs) and for those modifications you do not consider to be TDRs, explain why not;

   c.   provide a discussion, and quantification where possible, of how successful your modification programs are by concession type;

   d.   disclose how many payments the borrower has to make before the loan is returned to accrual status; and

   e.   disclose the redefault rates on modified loans by loan type.

Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Summary of Critical Accounting Estimates
Allowance for Loan and Lease Losses, page 50

4.   Please revise to disclose your specific charge-off policy for each type of loan, specifically addressing your collateral dependent loans. Disclose how you define a confirmed loss for charge-off purposes and describe how your charge-off policy on these loans impacts your general reserve calculation.

Other Significant Accounting Policies
Loans and Leases, page 52

5.   We note your disclosure that if a loan is current at notification of bankruptcy you do not place the loan on nonaccrual status until 4 missed payments, or 90 days past due. Please revise future filings to disclose the following:

   a. how you determined this policy is appropriate in light of the significant doubt regarding the collectability of interest on loans to borrowers in bankruptcy;

   b. how you individually evaluated such loans to determine that collection of contractual principle and interest was still probable in light of the bankruptcy notification;

   c. whether there would be a material difference in your interest income if you discontinued interest accrual on these loans at notification of bankruptcy; and

   d. how you consider this policy when determining the appropriate level of allowance for loan losses.

Note 6. Allowance for Loan and Lease Losses, page 56

6.   Please revise your future filings to clarify what the "Reserves netted against portfolio asset balances" line item in your tabular roll forward of the allowance for loan losses relates to. If this relates to the nonaccretable portion of the discount on purchased impaired loans, please clarify as such, and tell us how you concluded that a presentation of the nonaccretable difference as a credit reserve is appropriate in light of the guidance in ASC 310-30-30-1. Please revise your future filings to provide the disclosures required by ASC 310-30-50.

7.   Please revise your future filings to exclude any amounts related to the nonaccretable difference of the purchase discount related to purchased impaired loans from your credit metrics. For example, please clarify whether your measure of charge-offs to average loans includes amounts related to purchased impaired loans. Alternatively, please specifically confirm that the credit metrics presented in your filings do not consider such amounts.

Note 13. Equity, page 62

8.   We note you repurchased all shares of the Series F Fixed Rate Cumulative Perpetual Preferred Stock and you elected not to repurchase the related warrant issued to the U.S. Treasury as part of the Capital Purchase Program. Please revise future filings to disclose:

        a. how the repurchase is expected to impact liquidity; and,

        b. any continuing obligations to the Federal Government. For example, disclose the extent to which you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

Note 18. Fair Value Measurement, page 70

9.   You disclose that the "fair value of available for sale securities is recorded using prices obtained from independent asset pricing services that are based on observable transactions, but not a quoted market." Please revise your future filings to disclose the following:

        a. how you gain an understanding of the models used by the pricing service for the purposes of satisfying the disclosure requirements of ASC 820-10-50-2(e).

        b. how you determine the appropriate level within the fair value hierarchy to report those securities valued using the pricing service;

        c. whether you make any adjustments to the market prices received from the pricing service and if so, describe the nature and amounts of the adjustments; and,

        d. how you validate the values provided to you by the pricing service.

10.   We note your disclosure that the change in the balance sheet carrying values associated with Company determined market priced financial assets carried at fair value during the year ended December 31, 2009 was not significant. We also note that the balance of these assets was $5,267 at December 31, 2009 and $549 at December 31, 2008. Therefore, please revise your future filings to provide the disclosures required by ASC 820-10-50-2(c) or provide additional information supporting your conclusion that this disclosure is not necessary.

Note 25. Litigation Contingencies, page 78

11.   We note your disclosure that "Litigation is often unpredictable and the actual results of litigation cannot be determined with certainty." Please revise your disclosure to provide the disclosures required by paragraphs 3 and 4 of ASC 450-20-50 for outcomes that are at least reasonably possible. Alternatively, please revise your future filings to disclose that you do not believe the outcome of any case, either individually or in the aggregate, would have a material impact on your results of operations, cash flows, and financial position.

Executive Compensation, page 83

12.   It does not appear that you have included any disclosure in response to Item
        402(s) of Regulation S-K. Please advise us of the basis for your conclusion that
        disclosure is not necessary and describe the process you undertook to reach that
        conclusion.

Certain Relationships and Related Transactions, and Director Independence, page 83
Commercial Loans, Consumer Loans, and Retail Banking Accounts, page 11 of
Definitive Proxy Statement on Schedule 14A

13.   You state that all commercial loans and leases, and all home mortgages and
        consumer loans, were made in the ordinary course of business on substantially the
        same terms, including interest rates and collateral, as those prevailing at the time
        for *comparable transactions with other persons*. Please confirm, and revise
        future filings to disclose, if true, that the loans were made on substantially the
        same terms, including interest rates and collateral, as those prevailing at the time
        for *comparable loans with persons not related to the lender*. Refer to Instruction
        4(c) to Item 404(a) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements
(2) Investments, page 7

14.   Please revise your future filings to clarify the nature of your "other" investment
        securities.

(6) Equity, page 11

15.   Your measure of tier 1 common to risk based assets disclosed on page 12 appears
        to be a non-GAAP measurement. Please revise your future filings to provide the
        disclosures required by Item 10(e) of Regulation S-K.

(7) Fair Value Measurement, page 12

16.   Please revise your disclosures in future filings to provide a description of the
        model used to estimate the fair value of your other investment securities. Refer to
        ASC 820-10-50-5.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief